Exhibit 99.1

VIQ Solutions AI-Powered Solution Earns Honor in Fast Company’s 2022 Best World Changing Ideas Awards

FirstDraft™, powered by aiAssist™, speeds access to court transcripts enabling search and collaboration to create efficiencies and support transparency within the Judicial system

PHOENIX, ARIZONA, May 4, 2022 – VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced that its FirstDraft solution was selected as an honoree in the Fast Company’s 2022 World Changing Ideas Awards. The recognition highlights VIQ’s innovative approach leveraging AI to create efficiencies and drive transparency in courtrooms around the world.

VIQ, in partnership with courts in the United Kingdom, Australia and the United States, transforms how courts in all jurisdictions create and distribute transcripts of court proceedings. With the addition of FirstDraft automated transcripts, courts easily create, store and distribute court proceedings within hours. Security standards ensure privacy is maintained and only pre-approved users have access to confidential court proceedings. Transcripts of public proceedings are also offered, enabling anyone with an Internet-enabled device to access community information quickly and easily.

“By improving the speed and accuracy of converting audio recordings to formatted text using FirstDraft, powered by aiAssist, and providing secure platforms to share the files, VIQ provides all parties in a judicial proceeding timely access to justice,” said Elizabeth Vanneste, Executive Vice President of Product and Strategy, VIQ Solutions. “Our suite of technology and services to record, transcribe and collaborate provides an end-to-end solution for the courtroom of the future. We are honored to be recognized by Fast Company for the ability of our solutions to change the world.”

Courts generate millions of hours of highly complex audio and video recordings every year. Enabling fast and simplified access to transcripts of audio/video sessions for judges, attorneys and their clients will improve court efficiency in every jurisdiction. However, the most important result of VIQ’s focus on rapid, secure access to court proceedings is the usability of discrete data, increased transparency and overall accessibility of information.

Now in its sixth year, the World Changing Ideas Awards showcase 39 winners, 350 finalists, and more than 600 honorable mentions—with climate, social justice, and AI and data among the most popular categories. A panel of eminent Fast Company editors and reporters selected winners and finalists from a pool of more than 2,997 entries across transportation, education, food, politics, technology, health, social justice and more. In addition, several new categories have been added this year including climate, nature, water and workplace. The 2022 awards feature entries from across the globe, from Switzerland to Hong Kong to Australia.

“We are consistently inspired by the novelty and creativity that people are applying to solve some of our society’s most pressing problems, from shelter to the climate crisis. Fast Company relishes its role in amplifying important, innovative work to address big challenges,” says David Lidsky, interim editor-in-chief of Fast Company. “Our journalists have identified some of the most ingenious initiatives to launch since the start of 2021, which we hope will both have a meaningful impact and lead others to join in being part of the solution.”

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

About the World Changing Ideas Awards

World Changing Ideas is one of Fast Company’s major annual awards programs and is focused on social good, seeking to elevate finished products and brave concepts that make the world better. A panel of judges from across sectors choose winners, finalists, and honorable mentions based on feasibility and the potential for impact. With the goals of awarding ingenuity and fostering innovation, Fast Company draws attention to ideas with great potential and helps them expand their reach to inspire more people to start working on solving the problems that affect us all.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, Mr. Sukyas’ roles and responsibilities and the potential benefits he will bring to the Company, as well as the Company’s strategy.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s recent initiatives, and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.